 Filed by Great Plains Energy Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 333-142715

This filing consists of a joint press release issued by Great Plains Energy Incorporated and Aquila, Inc. on July 27, 2007.

Media Contacts:
Aquila
Al Butkus                             (816) 467-3616
Media Relations                  (816) 467-3000
Great Plains
Matt Tidwell                (816) 556-2069

Investor Relations:
Aquila
Jason Ketchum                    (816) 467-3274
Toll-free                             (800) 487-6661
Great Plains Energy
Todd Allen                           (816) 556-2083

AQUILA AND GREAT PLAINS ENERGY FILE FOR ANTITRUST CLEARANCE ON PROPOSED TRANSACTION

KANSAS CITY, MO, July 27, 2007 – Aquila, Inc. (NYSE: ILA) and Great Plains Energy Incorporated (NYSE: GXP) today announced that they have filed notifications for antitrust clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. These filings relate to the previously announced agreement for Great Plains Energy to acquire all of the outstanding shares of Aquila in a stock-and-cash transaction.
The companies anticipate that the 30-day initial waiting period applicable to the proposed transaction under Hart-Scott-Rodino will expire at 11:59 p.m. on August 27, 2007, unless this period is terminated earlier or extended. The filing of Hart-Scott-Rodino notifications and the expiration of the applicable waiting period is required for each party to close the proposed transaction.
In April 2007, the companies filed the requisite state regulatory applications regarding the proposed transaction. In May, the companies filed a joint application that was subsequently amended in June with the Federal Energy Regulatory Commission (FERC) requesting approval for Great Plains Energy to acquire all of Aquila’s common stock  With today’s filing of the Hart-Scott-Rodino notifications, the companies have now filed applications for all regulatory approvals and reviews required for the proposed acquisition.

Page 2, Aquila and Great Plains Energy

The closing of the Great Plains acquisition is conditioned upon the completion of the sale of Aquila’s Colorado, Iowa, Kansas and Nebraska operations to Black Hills Corporation. Aquila and Black Hills have filed the requisite state and FERC applications with respect to the proposed asset sale, and expect to file Hart-Scott-Rodino antitrust notifications regarding this proposed sale in the future.
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Additional Information and Where to Find It
In connection with the acquisition of Aquila by Great Plains Energy, Great Plains Energy filed with the SEC a registration statement on Form S-4 (Registration No. 333-142715), containing a preliminary joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus will be mailed to the stockholders of Great Plains Energy and Aquila. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS ENERGY AND AQUILA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, AQUILA AND THE ACQUISITION. The registration statement and joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Great Plains Energy or Aquila, Inc., with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Great Plains Energy by directing a request to: Great Plains Energy, 1201 Walnut, Kansas City, MO 64106, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Aquila (when they are available) by contacting Aquila, 20 West Ninth Street, Kansas City, MO 64105, Attn: Investor Relations.

Participants in Proxy Solicitation
Great Plains Energy, Aquila, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. Information about the executive officers and directors of Great Plains Energy and their ownership of Great Plains Energy common stock is set forth in the proxy statement for Great Plains Energy’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2007.  Information regarding the executive officers and directors of Aquila and their ownership of Aquila common stock is set forth in the proxy statement for Aquila’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2007.  Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Great Plains Energy, Aquila, and their respective executive officers and directors in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction.